UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                 RES-CARE, INC.
                                 --------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    760943100
                                    ---------
                                 (CUSIP Number)

                            Richard S. Borisoff, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                 April 12, 2000
                                 --------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       This document consists of 11 pages

CUSIP No. 760943100

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RWD Holdings, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [X]
                                                                         (B) [ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
                                7         SOLE VOTING POWER

           NUMBER OF                      -0-
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        7,328,825 (1)
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          -0-

                                10        SHARED DISPOSITIVE POWER

                                          -0-

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,328,825

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                             [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          30.1%

14        TYPE OF REPORTING PERSON

          CO

----------
(1) No shares of common stock, no par value, of Res-Care, Inc. have been purchased, directly or indirectly, by the reporting person. Rather, the reporting person may be deemed to have beneficial ownership of the shares reported herein pursuant to two voting agreements (as described in the Introduction and in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting person of all of the outstanding shares of Res-Care, Inc. Any such beneficial ownership is expressly denied by the reporting person.

Introduction

         No shares of common stock, no par value (the "Common Stock"), of Res-Care, Inc., a Kentucky corporation (the "Issuer"), have been purchased, directly or indirectly, by the reporting person. RWD Holdings, Inc., a Delaware corporation ("RWD Holdings"), is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreements (as defined below).

         On April 12, 2000, the Issuer, RWD Holdings and Redwood Acquisition, Inc., a Kentucky corporation and a wholly-owned subsidiary of RWD Holdings ("MergerSub"), entered into an Agreement and Plan of Merger, in the form attached hereto as Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Under the terms of the Merger Agreement, MergerSub will be merged with and into the Issuer (the "Merger"), and in connection therewith each outstanding share of Common Stock will be entitled to receive $15.75 in cash, without interest.

         Completion of the Merger is subject to the satisfaction of a number of conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding shares of Common Stock of the Issuer at the special meeting of shareholders of the Issuer to be convened for the purpose of considering and approving the Merger Agreement. Completion of the Merger is also subject to the condition that more Disinterested Shares (as defined below) will have been voted at such meeting for the Merger than against the Merger. "Disinterested Shares" means shares of Common Stock other than such shares subject to, and held by those shareholders who are parties to, either of the Voting Agreements (as defined below).

         RWD Holdings and certain shareholders of the Issuer (each, a "Shareholder" and, collectively, the "Shareholders") have entered into one of two voting and non-competition agreements, each dated as of April 12, 2000, in the form attached hereto as Exhibit 2 (the "Voting Agreements"), which is incorporated herein by reference, whereby each Shareholder has agreed that, at any meeting of the shareholders of the Issuer, however called, and in any action by consent of the shareholders of the Issuer, such Shareholder will vote (or cause to be voted) the shares of Common Stock held of record (to the extent such person also has the right to vote such shares) or beneficially owned (to the extent such person also has the right to vote such shares) by such Shareholder
(i) in favor of the Merger, the Merger Agreement (provided that the Merger Agreement will not have been amended in a manner materially adverse to the interests of the Shareholders) and the transactions contemplated by the Merger Agreement, and (ii) against any Business Combination (as defined in the Voting Agreements) other than the Merger.

         Each Shareholder further agreed that, (i) such Shareholder will not, or permit any person under such Shareholder's control to, enter into any voting agreement or grant a proxy or power of attorney with respect to the shares of Common Stock held of record or beneficially owned by such Shareholder or form any "group" for purposes of the Securities Exchange Act of 1934, or the rules promulgated thereunder, each as amended (the "Exchange Act"), and (ii) except as set forth in the Merger Agreement, such Shareholder will not (w) solicit, initiate, encourage (including by way of furnishing information or assistance) or take any other action to facilitate, any inquiry or the making of any proposal which constitutes, or may reasonably be expected to lead to, an Acquisition Proposal (as defined in the Merger Agreement) or agree to or endorse any Acquisition Proposal, (x) propose, enter into or participate in any discussions or negotiations regarding any of the foregoing, (y) furnish to any other person any information with respect to its business, properties or assets, or (z) otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing.

         Each Shareholder further agreed that such Shareholder will not (i) tender any shares of Common Stock, (ii) sell, assign or transfer record or beneficial ownership of any of the shares of Common

Stock, or (iii) further pledge, hypothecate or otherwise dispose of any shares of Common Stock. A number of shares of Common Stock owned by Messrs. Fornear and Pettinelli are exempt from the restrictions set forth in clauses (ii) and (iii) of the immediately preceding sentence.

         The Voting Agreements terminate upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the date the Merger Agreement is terminated in accordance with its terms.

         Under the terms of the Voting Agreements, if a Shareholder acquires the right to vote any additional shares of Common Stock, the Voting Agreements will apply to such additional shares.

         The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement and the Voting Agreements set forth as Exhibits attached hereto.

Item 1.  Security and Issuer.

         The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, no par value (defined above as the "Common Stock"), of Res-Care, Inc., a Kentucky corporation (defined above as the "Issuer"). The principal executive offices of the Issuer are located at 10140 Linn Station Road, Louisville, Kentucky 40223.

Item 2.  Identity and Background.

         (a)-(c), (f). This Statement is filed by RWD Holdings, Inc., a Delaware corporation (defined above as "RWD Holdings"). The principal business of RWD Holdings is serving as a company holding the shares of Redwood Acquisition, Inc., a Kentucky corporation, and a wholly-owned subsidiary of RWD Holdings. The address of the principal business and principal office of RWD Holdings is 10140 Linn Station Road, Louisville, Kentucky 40223.

         The name, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of each executive officer and director of RWD Holdings are set forth in Schedule 1 hereto, which is incorporated herein by reference.

         (d) During the last five years, neither RWD Holdings nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither RWD Holdings nor, to the best of its knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         As of the date hereof, no shares of the Issuer's Common Stock have been purchased, directly or indirectly, by RWD Holdings. Rather, as an inducement and a condition to its entering into the Merger Agreement, RWD Holdings and the Shareholders have entered into the Voting Agreements, pursuant to which the Shareholders have agreed to vote their respective shares of Common Stock in favor of the Merger Agreement (as more fully described in the Introduction of this Statement, which is incorporated herein by reference).

Item 4.  Purpose of Transaction.

         No shares of the Issuer's Common Stock have been purchased, directly or indirectly, by RWD Holdings. RWD Holdings could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Statement relates only in the sense that it and the Shareholders have entered into the Voting Agreements (as described in the Introduction of this Statement, which is incorporated herein by reference) in order to facilitate the Merger pursuant to the Merger Agreement. Except as specifically set forth herein, RWD Holdings disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock.

         Each of Paragraphs (a) through (j) of Item 4 may be applicable upon the consummation of the transactions contemplated by the Merger Agreement.

Item 5.  Interest in Securities of the Issuer.

         (a) RWD Holdings may be deemed to beneficially own 7,328,825 shares of Common Stock as a result of entering into the Voting Agreements, which, based on
(i) calculations made in accordance with Rule 13d-3 promulgated under the Exchange Act and (ii) there being 24,315,452 shares of Common Stock outstanding as of March 31, 2000 (as represented to RWD Holdings by the Issuer in the Merger Agreement), represents approximately 30.1% of the outstanding Common Stock. Except as set forth on Schedule 1 and to the knowledge of RWD Holdings, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, RWD Holdings disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of the Common Stock. RWD Holdings disclaims membership in any group with respect to the Common Stock, by virtue of RWD Holdings' execution of the Voting Agreements or otherwise.

         (b) As a result of entering into the Voting Agreements, RWD Holdings may be deemed to have shared power to vote or to direct the vote of the shares of Common Stock herein reported as beneficially owned by it.

         The Shareholders share the power to vote the shares of Common Stock herein reported as beneficially owned by RWD Holdings. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based on (i) information disclosed by the Issuer and the Shareholders in their respective public filings with the Securities and Exchange Commission and (ii) on information provided by the Shareholders to RWD Holdings:

         James R. Fornear is a citizen of the United States whose principal residence is 4331 U.S. 60 East, Marion, Kentucky 42064. Mr. Fornear is the founder of the Issuer, and is currently retired, but serves as a director of the Issuer.

         Margaret H. Fornear is a citizen of the United States whose principal residence is 4331 U.S. 60 East, Marion, Kentucky 42064. Mrs. Fornear is the wife of Mr. Fornear.

         Ronald G. Geary is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Geary's principal occupation is serving as Chairman of the Board, Chief Executive Officer and President of the Issuer.

         Eugene Halsey Sandford is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Sandford's principal occupation is serving as Senior Executive and a director of the Issuer.

         Jeffrey M. Cross is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Cross serves as Executive Vice President of Operations, Division for Persons with Disabilities, of the Issuer.

         Paul G. Dunn is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Dunn serves as Executive Vice President of Development of the Issuer.

         Ralph G. Gronefeld is a citizen of the United States whose principal business address is 10140 Linn Station Road, Louisville, Kentucky 40223. Mr. Gronefeld serves as Executive Vice President of Finance and Administration of the Issuer.

         Vincent D. Pettinelli is a citizen of the United States whose principal resident is 5943 MacEwan Court, Dublin, Ohio 43017. Mr. Pettinelli is currently retired, but serves as a director of the Issuer.

         To the knowledge of RWD Holdings, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding excluding traffic violations or similar misdemeanors.

         To the knowledge of RWD Holdings, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (c) Neither RWD Holdings nor, to its knowledge, any of the persons identified on Schedule 1, has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth herein.

         (d) To the knowledge of RWD Holdings, only the Shareholders have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the shares of Common Stock of the Issuer reported herein as beneficially owned by RWD Holdings.

         (e) Paragraph (e) of Item 5 is inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Reference is made to the Introduction and Item 5 of this Statement, which are incorporated by reference herein, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

Exhibit 1 Agreement and Plan of Merger, dated as of April 12, 2000, among the Issuer, RWD Holdings and MergerSub, which is incorporated herein by reference to Exhibit 2.1 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000. (SEC file no. 000-20372)

Exhibit 2 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, James R. Fornear and Margaret H. Fornear, which is incorporated herein by reference to Exhibit 2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)

Exhibit 3 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, Ronald G. Geary, Eugene Halsey Sandford, Jeffrey M. Cross, Paul G. Dunn, Ralph G. Gronefeld and Vincent D. Pettinelli, which is incorporated herein by reference to Exhibit 2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)

                                    SIGNATURE

         After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 24, 2000


                                       RWD HOLDINGS, INC.


                                       By: /s/ W. Robert Dahl
                                       ----------------------
                                       W. Robert Dahl
                                       President

                                   SCHEDULE 1

                    INFORMATION WITH RESPECT TO DIRECTORS AND
             EXECUTIVE OFFICERS AND DIRECTORS OF RWD HOLDINGS, INC.


         The following information sets forth the name, business address and present principal occupation of each of the directors and executive officers of RWD Holdings. Except as indicated below, the business address of each director and executive officer of RWD Holdings is 10140 Linn Station Road, Louisville, Kentucky 40223. Each of the directors and executive officers of RWD Holdings is a citizen of the United States.

                                                                                                    NUMBER OF
                                                                                                  SHARES OF THE
                                                                                                      ISSUER
                                         BUSINESS ADDRESS AND PRESENT                              BENEFICIALLY
            NAME                             PRINCIPAL OCCUPATION                                     OWNED
            ----              -----------------------------------------------                     -------------
Directors of RWD
Holdings
----------------
W. Robert Dahl                Managing Director of The Carlyle Group,                                   0
                                a private equity firm
                              520 Madison Avenue
                              41st Floor
                              New York, New York 10022

Tim Sullivan                  Managing Director of Madison Dearborn Partners,                           0
                                a private equity firm
                              Three First National Plaza
                              Suite 3800
                              Chicago, Illinois 60602

Ronald G. Geary               Chairman of the Board, Chief Executive Officer                            0
                                and President of the Issuer

Executive Officers
of RWD Holdings
------------------
W. Robert Dahl                Managing Director of The Carlyle Group,                                   0
(President)                     a private equity firm
                              520 Madison Avenue
                              41st Floor
                              New York, New York 10022

Ronald G. Geary               Chairman of the Board, Chief Executive Officer                        1,615,827
(Chief Executive                and President of the Issuer
Officer)

                                                                                                    NUMBER OF
                                                                                                  SHARES OF THE
                                                                                                      ISSUER
                                         BUSINESS ADDRESS AND PRESENT                              BENEFICIALLY
            NAME                             PRINCIPAL OCCUPATION                                     OWNED
            ----              -----------------------------------------------                     -------------
Walter S. Jin                 Vice President of The Carlyle Group,                                      0
(Vice President)                a private equity firm
                              520 Madison Avenue
                              41st Floor
                              New York, New York 10022

Ralph G. Gronefeld            Executive Vice President of Finance and                                145,756
(Chief Financial                Administration of the Issuer
Officer)

Paul G. Dunn                  Executive Vice President, Development of the                           132,500
(Secretary)                     Issuer

                                  EXHIBIT INDEX
                                  -------------

   Exhibit
     No.             Description
     ---             -----------
     1               Agreement and Plan of Merger, dated as of April 12, 2000,
                     among the Issuer, RWD Holdings and MergerSub, which is incorporated herein by reference to Exhibit 2.1 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000.
                     (SEC file no. 000-20372)

     2 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, James R. Fornear and Margaret H. Fornear, which is incorporated herein by reference to Exhibit 2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)

     3 Voting Agreement, dated as of April 12, 2000, among RWD Holdings, Ronald G. Geary, Eugene Halsey Sandford, Jeffrey
                     M. Cross, Paul G. Dunn, Ralph G. Gronefeld and Vincent D. Pettinelli, which is incorporated herein by reference to
                     Exhibit 2.2 to Res-Care, Inc.'s Report on Form 8-K dated April 12, 2000 filed on April 14, 2000. (SEC file no. 000-20372)